Extraordinary Shareholder Meeting of Advanced Accelerator Applications S. A.

Date: September 26, 2016

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

Agenda of the extraordinary shareholders' meeting of September 26, 2016

	For	Against
1. Delegation of authority to be granted to the Board of Directors to issue, with waiver of the shareholders' preferential subscription rights, shares and/or securities governed by Article L. 228-92 alinea 1 of the French Commercial Code to the benefit of a determined category of persons who meet certain criteria;	☐	☐
2. Delegation of authority to be granted to the Board of Directors to issue, with waiver of the shareholders' preferential subscription rights, shares and/or securities governed by Article L. 228-92 alinea 1 of the French Commercial Code through private placements in accordance with Article L. 411-2 II of the French Monetary and Financial Code;	☐	☐
3. Delegation of authority to be granted to the Board of Directors to increase the number of securities to be issued in the event of a capital increase without preferential subscription rights;	☐	☐
4. Delegation of authority to be granted to the Board of Directors to decide the issuance, with waiver of the shareholders' preferential subscription rights, of shares or securities governed by Article L. 228-92 alinea 1 of the French Commercial Code reserved for members of saving plans;	☐	☐
5. Global maximum nominal amount of the issuances that could be completed pursuant to the delegations granted in resolutions 1 to 4 above and in resolution n° 3 approved by the Extraordinary Shareholders' Meeting held on May 26, 2016;	☐	☐
6. Authorization to conclude all required administrative formalities.	☐	☐

The Board of Directors recommends approval of resolutions 1, 2, 3, 5 and 6 and to reject resolution 4.

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here Please Date Above

Please Sign Here Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Extraordinary Shareholder Meeting of Advanced Accelerator Applications S. A. to be held September 26, 2016 For Holders as of September 2, 2016

INTERNET

Go To
www.proxypush.com/aaap
- Cast your vote online.
- View Meeting Documents.

OR

TELEPHONE

1-866-250-6202
- Use any touch-tone telephone.
- **Have your Voting Instruction Form ready.**
- Follow the simple recorded instructions.

OR

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 3:00 pm on September 22, 2016.

PROXY TABULATOR FOR
ADVANCED ACCELERATOR
APPLICATIONS S. A.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

ADVANCED ACCELERATOR APPLICATIONS S. A.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 3:00 PM on September 22, 2016)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of **Advanced Accelerator Applications** registered in the name of the undersigned on the books of the Depositary as of the close of business on **September 2, 2016** at the **Extraordinary Shareholder Meeting** of **Advanced Accelerator Applications** to be held on **September 26, 2016** or any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

NOTE:

1. **Instructions as to voting on the specified resolutions should be indicated by an "X" in the appropriate box. It is understood that, if this proxy card is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person who has been designated by the company to vote or cause to be voted the underlying Ordinary Shares evidenced by ADRs registered in the name of such owner on the books of the Depositary as of the close of business September 2, 2016 in respect of the matters to be voted upon.**
2. **It is understood that, if this proxy card is not signed and returned, the Depositary will deem such owner to have instructed the Depositary to give a discretionary proxy to a person designated by the company.**

Notice of Availability of Materials

Advanced Accelerator Applications Agenda of Extraordinary Shareholder meeting can be found on the Advanced Accelerator Applications website at www.adacap.com.

If you would like to obtain a hardcopy of the Agenda of the Extraordinary Shareholder meeting please call 1-800-555-2470 or write to:

Proxy Services Corporation
200A Executive Drive
Edgewood, NY 11717

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR
ADVANCED ACCELERATOR APPLICATIONS S. A.
P.O. Box 8016
CARY, NC 27512-9903